VIA EDGAR

June 20, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:  Suzanne Hayes

Re:  Comerica Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-10706

Dear Ms. Hayes:

Comerica Incorporated (the “Corporation” or “we”) is pleased to submit the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, dated June 14, 2011, with respect to the above-referenced filing.  This letter is being filed with the Commission electronically via the EDGAR system today.

In certain responses, we may agree to supplement the disclosures in our future filings.  We are doing that in the spirit of transparency and not because we believe our prior filing may be materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

To assist with your review, we have repeated the text of the Staff’s comments (indicated in bold) immediately preceding our corresponding response.

Exhibit 13

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Nonperforming Assets, page 81

1.               We note your response to comment six of our letter dated May 12, 2011.  In your revised disclosure, you state that business loan charge-offs occur when you determine such loans to be partially or fully uncollectible based on an assessment of the borrower’s ability to pay and the value of any collateral.  We acknowledge that facts and circumstances related to each business loan may be different in determining that a loan should be charged-off; however, we believe specific disclosure regarding loan charge-offs is useful in understanding your accounting for nonperforming assets. Accordingly, please revise your disclosure in future filings to clarify whether, in addition to your qualitative assessment, you have an established threshold in terms of days past due beyond which you partially or fully charge-off all business loans.

RESPONSE OF THE CORPORATION

Business loans tend to be non-homogenous in terms of collateral composition and sources of cash flows for repayment. As such, business loans typically require individual evaluation and significant judgment to determine the timing and amount of principal charge-offs.  The past-due status of a business loan is only one indicative factor considered in determining the collectibility of the credit.   The primary driver of when the principal amount of a business loan should be fully or partially charged-off is based on a qualitative assessment of the recoverability of the principal amount from collateral and other cash flows.  The Corporation, therefore, does not have an established past-due status threshold in making the determination of when a business loan should be charged-off.

We appreciate the need for transparency in disclosures on policies that require significant management judgment.  Therefore, the Corporation will provide the following revision to the Nonperforming Assets accounting policy included in Note 1 — Summary of Significant Accounting Policies, beginning with our Form 10-K for the year ending December 31, 2011.  We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.

Residential mortgage and home equity loans are generally placed on nonaccrual status and charged off to current appraised values, less costs to sell, during the foreclosure process, normally no later than 180 days past due.  Other consumer loans are generally not placed on nonaccrual status and are charged off at no later than 120 days past due, earlier if deemed uncollectible. Business loans and debt securities are generally placed on nonaccrual status when management determines full collection of principal or interest is unlikely or when principal or interest payments are 90 days past due, unless the loan is fully collateralized and in the process of collection.  There is no past-due status threshold in making the determination of when a business loan should be charged-off.  Business loans typically require individual evaluation and management judgment to determine the timing and amount of principal charge-offs.  The past-due status of a business loan is only one indicative factor considered in determining the collectibility of the credit.   The primary driver of when the principal amount of a business loan should be fully or partially charged-off is based on a qualitative assessment of the recoverability of the principal amount from collateral and other cash flow sources.  At the time a loan or debt security is placed on nonaccrual status, interest previously accrued but not collected is charged against current income. Income on such loans and debt securities is then recognized only to the extent that cash is received and where future collection of principal is probable. Generally, a loan or debt security may be returned to accrual status when all delinquent principal and interest have been received and the Corporation expects repayment of the remaining contractual principal and interest, or when the loan or debt security is both well secured and in the process of collection.

*****

As requested by the Staff, in connection with responding to your comments, the Corporation acknowledges that:

•                  the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further information or have any questions, please do not hesitate to contact me (telephone no. (214) 462-4481; facsimile no. (214) 462-4489), Muneera S. Carr, Senior Vice President and Chief Accounting Officer (telephone no. (214) 462-6684; facsimile no. (214) 462-6810), or Jon W. Bilstrom, Executive Vice President, Governance, Regulatory Relations and Legal Affairs (telephone no. (214) 462-4447; facsimile no. (214) 462-4440).

Sincerely,

/s/ Elizabeth S. Acton
Elizabeth S. Acton
Executive Vice President and Chief Financial Officer

cc:                 Ralph W. Babb, Jr., Chairman and Chief Executive Officer

Jon W. Bilstrom, Executive Vice President, Governance, Regulatory Relations and Legal Affairs

Muneera S. Carr, Senior Vice President and Chief Accounting Officer